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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

        The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by the fixed charges. For the purposes of computing ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest.

	Year Ended December 31,					Six Months Ended June 30, 2014
	2009	2010	2011	2012	2013
	(in thousands)
Earnings:
Income before income taxes	$18,833	$9,097	$18,359	$42,664	$34,579	$26,654
Add: Fixed charges	741	1,264	928	998	1,418	984
Total Earnings	$19,574	$10,361	$19,287	$43,662	$35,997	$27,638
Fixed charges:
Interest expense	$741	$1,264	$928	$998	$1,418	$984
Estimated interest component of rent expense
Total fixed charges	$741	$1,264	$928	$998	$1,418	$984
Ratio of earnings to fixed charges	26.42x	8.20x	20.78x	43.75x	25.39x	28.09x

(1)
For the years ended December 31, 2009, 2010, 2011, 2012, 2013 and the six months ended June 30, 2014, earnings available for fixed charges were sufficient to cover fixed charges.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges